Exhibit 20

Not for release, publication, or distribution in whole or in part in or into Australia or Japan.

                                                               28th April, 1997

FOR IMMEDIATE RELEASE

                                            Contact: Allen Saunders
                                                     Executive Director of
                                                     Corporate Communications
                                                     0181 873 5241

                                                     Joanne Wake
                                                     Media Relations Manager
                                                     0181 873 5244

                             NYNEX CABLECOMMS GROUP


                RECOMMENDED OFFERS FOR NYNEX CABLECOMMS DECLARED
             WHOLLY UNCONDITIONAL; NYNEX APPOINTED DIRECTORS RESIGN


         NYNEX CableComms Group announced today that Cable & Wireless Communications plc ("CWC") has made a press announcement that all of the conditions of the recommended offers (the "Offers") for NYNEX CableComms Group PLC and NYNEX CableComms Group Inc. have been either satisfied or waived and that the Initial Offer Period, as extended, and withdrawal rights with respect to the Offers expired today at 2:30 p.m. (London time), 9:30 a.m. (New York City time). As a result, CWC has announced that it has accepted for purchase Units and American Depositary Shares representing approximately 92.6% of the Ordinary Shares of NYNEX CableComms Group PLC and approximately 92.6% of the Common Stock of NYNEX CableComms Group Inc.

         NYNEX CableComms Group also announced that in connection with the Offers, the following directors of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc. appointed by NYNEX Corporation have resigned effective upon the Offers being declared wholly unconditional: Robert Anderson, Richard Blackburn, Jeffrey Bowden and Melvin Meskin.

         The directors of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc. accept responsibility for the information in this press announcement. To the best of the knowledge and belief of such directors (who have taken all reasonable care to ensure that such is the case) such information is in accordance with the facts and does not omit anything likely to affect the import of such information.